UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ZUORA, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98983V106

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Elizabeth Cooper

Louis Argentieri

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

October 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SLA Zurich Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%
14.	Type of Reporting Person (See Instructions) PN

SC 13D/A

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SLA Zurich Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SLA Zurich GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SL Alpine II Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 98983V106

1.	Names of Reporting Persons. Silver Lake Alpine Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SLAA II (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 98983V106

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by SLA Zurich Holdings, L.P. (“SLA Zurich Holdings”), SLA Zurich Aggregator, L.P. (“SLA Zurich Aggregator”), SLA Zurich GP, L.L.C. (“SLA Zurich GP”), SL Alpine II Aggregator GP, L.L.C. (“SLA Aggregator”), Silver Lake Alpine Associates II, L.P. (“SLAA”), SLAA II (GP), L.L.C. (“SLAA GP”) and Silver Lake Group, L.L.C. (“SLG” and, together with SLA Zurich Holdings, SLA Zurich Aggregator, SLA Zurich GP, SLA Aggregator, SLAA and SLAA GP, “Silver Lake”) and amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed on September 25, 2023 (as amended, the “Schedule 13D”), related to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Zuora, Inc., a Delaware corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

Overview

On October 15, 2024, affiliates of Silver Lake and GIC Special Investments Pte. Ltd. submitted a non-binding confidential written proposal (the “Proposal”) to the Issuer offering to acquire the Issuer. Prior to making the Proposal, on October 15, 2024, the Issuer granted Silver Lake a limited waiver of the standstill restrictions contained in the Investment Agreement, dated March 2, 2022, by and among the Issuer, Silver Lake Alpine II, L.P. and certain other parties thereto, permitting the submission of the Proposal.

On October 17, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Zodiac Purchaser, L.L.C., a Delaware limited liability company (“Parent”), and Zodiac Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of the Issuer (the “Issuer Board”) upon the unanimous recommendation of a special committee of independent and disinterested members of the Issuer Board (the “Special Committee”)—a committee comprised solely of independent and disinterested directors that was established by the Issuer Board to review, evaluate and negotiate the Merger Agreement and other alternatives available to the Issuer, make a determination as to whether the Transactions (as defined below) are fair to, and in the best interests of, the Issuer and its stockholders and make a recommendation to the Issuer Board with respect to the Transactions. Parent and Merger Sub are indirectly controlled by private investment funds affiliated with Silver Lake.

The Merger Agreement provides that, among other things and on the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) Merger Sub will merge with and into the Issuer (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, collectively the “Transactions”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”), (b) each issued and outstanding share of Class A Common Stock and Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) as of immediately prior to the effective time of the Merger (the “Effective Time”) will, at the Effective Time, be converted into the right to receive $10.00 in cash without interest (the “Merger Consideration”), (c) each share of Common Stock held in the treasury of the Issuer, each Rollover Share (as defined below) and any shares of Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time will automatically be canceled and will cease to exist and no consideration will be delivered in exchange therefor and (d) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Treatment of Equity Awards and 2018 Employee Stock Purchase Plan

Immediately prior to the Effective Time, each (i) option to purchase shares of Common Stock, whether or not vested and exercisable (“Issuer Stock Option”) with an exercise price that is less than the Merger Consideration will be canceled and converted into the right to receive a cash amount equal to the product of (A) the excess of the Merger Consideration over the per share exercise price of such Issuer Stock Option and (B) the number of shares of Common Stock issuable upon exercise of such Issuer Stock Option (the “Option Payments”) and (ii) Issuer Stock Option with an exercise price that is equal to or greater than the Merger Consideration will be canceled for no consideration. The Option Payments will be made by the Surviving Corporation no later than its first regularly scheduled payroll date that occurs at least five (5) Business Days after the Effective Time, without interest, and subject to withholding.

Immediately prior to the Effective Time, each outstanding award of restricted stock units covering shares of Common Stock that is subject to vesting conditions based solely on continued employment or service (“Issuer RSUs”) or that is subject to performance-based vesting conditions (“Issuer PSUs” and, together with Issuer RSUs, the “Issuer Equity Awards”) (other than Issuer PSUs that are forfeited in accordance with their terms if the applicable performance condition is not satisfied prior to the Effective Time) will be canceled and converted into the right to receive a cash amount equal to the product of (i) the number of shares of Common Stock subject to such Issuer Equity Award, with the number of shares of Common Stock subject to any Issuer PSU determined in accordance with the terms of the applicable award agreement governing such Issuer PSUs, and (ii) the Merger Consideration, except that such amount will vest and become payable by the Surviving Corporation subject to and in accordance with the vesting terms applicable to the corresponding Issuer Equity Award immediately prior to the Effective Time, including acceleration provisions (the “Equity Award Payments”). The Equity Award Payments will be made by the Surviving Corporation no later than its first regularly scheduled payroll date that occurs at least five (5) Business Days after the applicable vesting date, without interest, and subject to withholding.

As soon as reasonably practicable after the date of the Merger Agreement, the Issuer will take all actions to ensure that, subject to the occurrence of the Effective Time, (i) no new offering or purchase periods under the Issuer’s 2018 Employee Stock Purchase Plan (the “ESPP”) will commence, (ii) no new participants be permitted into the ESPP, and (iii) the existing participants in the ESPP may not increase their elections with respect to the offering or purchase periods then in effect. Further, as soon as reasonably practicable after the date of the Merger Agreement, the Issuer will take all required actions to provide that, with respect to the ESPP: (A) the exercise date for any offering or purchase period in effect as of the date of the Merger Agreement will be the earlier of the original exercise date for such offering or purchase period and the date that is sixty (60) calendar days after the date of the Merger Agreement (the “Final Exercise Date”), (B) each ESPP participant’s accumulated contributions under the ESPP will be used to purchase shares of Common Stock in accordance with the ESPP as of the Final Exercise Date or, to the extent not used to purchase shares of Common Stock in accordance with the ESPP prior to the Effective Time, will be refunded to such participant through the Issuer’s payroll system no later than ten (10) Business Days after the Final Exercise Date, without interest, and (C) the ESPP will terminate on the date immediately prior to the date on which the Effective Time occurs. All shares of Common Stock purchased on the Final Exercise Date will be canceled at the Effective Time and converted into the right to receive the Merger Consideration.

Treatment of Warrants

The Issuer is party to (i) that certain Warrant to Purchase Shares of Common Stock of the Issuer at an exercise price per share of $20.00, dated as of March 24, 2022, by and between the Issuer and SLA Zurich Aggregator, (ii) the Warrant to Purchase Shares of Common Stock of the Issuer at an exercise price per share of $22.00, dated as of March 24, 2022, by and between the Issuer and SLA Zurich Aggregator and (iii) the Warrant to Purchase Shares of Common Stock of the Issuer at an exercise price per share of $24.00, dated as of March 24, 2022, by and between the Issuer and SLA Zurich Aggregator each as amended from time to time (collectively, the “Warrant Agreements”), pursuant to which the Issuer issued to SLA Zurich Aggregator certain warrants to purchase up to 7.5 million shares of Class A Common Stock (the “Warrants”).

In connection with the Transactions, immediately prior to the Effective Time, each Warrant that is outstanding and unexercised immediately prior to the Effective Time will cease to represent a warrant exercisable for shares of Common Stock and the holder thereof will have the right to receive the same amount of cash as it would have been entitled to receive pursuant to the terms of the applicable Warrant Agreement if such holder had, immediately after the Effective Time, exercised such Warrant for cash. Because the Merger Consideration is less than the exercise price of the Warrants, no payments will be made in respect of the Warrants to the holders thereof in the Merger, and the Warrants will be canceled.

Treatment of Convertible Notes

The Issuer is party to that certain Indenture, dated as of March 24, 2022, between the Issuer and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplement Indenture, dated as of September 22, 2023 and as further amended and supplemented from time to time (the “Convertible Notes Indenture”), pursuant to which the Issuer issued to SLA Zurich Holdings $400 million aggregate principal amount of 3.95% / 5.50% Convertible Senior PIK Toggle Notes due March 31, 2029 (the “Convertible Notes”).

In connection with and immediately prior to the closing of the Transactions, (a) the Issuer will purchase from Parent or its affiliates a portion of the Convertible Notes, in an amount to be specified in writing by Parent but not exceeding $130,000,000, for cash at the Fundamental Change Repurchase Price (as such term is defined in the Convertible Notes Indenture), and (b) Parent or its affiliates then holding Convertible Notes will cause all of the outstanding Convertible Notes (other than such portion to be purchased as contemplated in clause (a)) to be contributed to Parent or a direct or indirect parent company of Parent.

Closing Conditions

Completion of the Merger is subject to certain closing conditions, including (a) the obtainment of the Stockholder Approval (as defined below), (b) (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the obtainment of the applicable consents required under certain specified antitrust laws and foreign investment laws or the expiration or termination of the applicable waiting period thereunder, and (c) the absence of laws enjoining, restraining or otherwise prohibiting or making illegal the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned on the other party’s representations and warranties being true and correct, subject to certain customary materiality standards set forth in the Merger Agreement, and the other party having performed in all material respects its obligations under the Merger Agreement, and the obligation of Parent to consummate the Merger is additionally conditioned on (x) no material adverse effect on the Issuer having occurred since the execution of the Merger Agreement, (y) the occurrence of the CEO Rollover (as defined herein), and (z) the amount of cash and cash equivalents on the hand of the Issuer and available to Parent as a funding source in connection with the Merger being at least equal to $400,000,000 (the “Minimum Cash Amount”).

“Stockholder Approval” means, collectively, (a) the adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding shares of capital stock of the Issuer entitled to vote thereon, voting as a single class, (b) the adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding shares of capital stock of the Issuer held by the Unaffiliated Company Stockholders (as defined in the Merger Agreement) entitled to vote thereon, voting as a single class, and (c) the approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon, each voting separately as a class.

No Solicitation

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Issuer will be subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative acquisition proposals, subject to, prior to receipt of the

Stockholder Approval, a customary “fiduciary out” provision that allows the Issuer or the Special Committee, under certain specified circumstances, to provide information to, and enter into, maintain and participate in discussions or negotiations with, third parties with respect to an acquisition proposal if the Issuer complied with certain notice and other requirements and the Issuer Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside legal counsel and outside financial advisors and taking into account all legal, financial, regulatory, and other aspects of the acquisition proposal and the third party making such acquisition proposal, that such acquisition proposal is more favorable to the Unaffiliated Company Stockholders from a financial point of view than the Merger and is reasonably likely to be completed (a “Superior Proposal”) and the failure to take such actions would be inconsistent with the Issuer Board’s fiduciary duties.

Termination and Fees

Either the Issuer or Parent may terminate the Merger Agreement in certain circumstances, including if (a) the Merger is not completed by July 17, 2025 (the “End Date”), subject to an automatic extension until October 17, 2025 under specified circumstances, pursuant to the terms of the Merger Agreement, (b) any order prohibiting the Merger has become final and non-appealable (the party seeking to terminate shall have used such efforts as required by the Merger Agreement to prevent, oppose or remove such order), (c) the Stockholder Approval has not been obtained at the special meeting of the Issuer’s stockholders duly convened for the purpose of considering and taking action upon the matters requiring Stockholder Approval (the “Stockholder Meeting”), and (d) subject to certain conditions, (i) Parent may terminate the Merger Agreement if the Issuer Board or any committee thereof, acting upon the recommendation of the Special Committee, changes its recommendation in favor of the Merger, and (ii) prior to the receipt of the Stockholder Approval, the Issuer wishes to terminate the Merger Agreement in order for the Issuer to enter into a definitive agreement with respect to a Superior Proposal. Parent and the Issuer may also terminate the Merger Agreement by mutual written consent.

If the Merger Agreement is terminated in certain circumstances, including in connection with Issuer’s entry into a Superior Proposal, the Issuer would be required to pay Parent a termination fee of $50,500,000. If the Merger Agreement is terminated if the Stockholder Approval has not been obtained at the Stockholder Meeting, the Issuer would be required to reimburse Parent for certain fees and expenses, subject to a cap of $5,000,000. If the Merger Agreement is terminated in certain circumstances, including a breach of certain obligations of Parent or Merger Sub under the Merger Agreement, or failure of Parent and Merger Sub to consummate the closing when required by the Merger Agreement, Parent would be required to pay the Issuer a terminate fee of $101,100,000 (the “Parent Termination Fee”). If the Merger Agreement is terminated in certain circumstances, including in connection with a failure to obtain certain specified regulatory approvals as a result of certain limitations on Parent’s obligations with respect to such regulatory approvals, Parent would be required to pay the Issuer a terminate fee of $25,300,000 (the “Regulatory Termination Fee”).

Other Terms of the Merger Agreement

Each of the Issuer, Parent and Merger Sub has made customary representations, warranties and covenants in the Merger Agreement, including, among others, with respect to the Issuer and its subsidiaries, covenant (i) to conduct their business in the ordinary course consistent with past practice during the period between the date of the Merger Agreement and the Effective Time and (ii) not to engage in specified types of transactions or take specified actions during this period unless agreed to in writing by Parent. The parties have also agreed to use reasonable best efforts to consummate the Transactions as promptly as practicable, including taking all actions necessary to obtain the regulatory approvals necessary to complete the Transactions, subject to certain limitations.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the stockholders or other security holders of the Issuer.

Support and Rollover Agreement

Concurrently with the execution of the Merger Agreement, Tien Tzuo and certain of his affiliates that hold shares of Common Stock (collectively, the “Supporting Stockholders”) entered into certain voting, support and rollover agreement (the “Support and Rollover Agreement”) with the Issuer and Parent, pursuant to which each of the Supporting Stockholders agreed that, until the earlier of the Effective Time and the termination of the Merger Agreement, (a) it will not transfer the shares of Common Stock owned of record or beneficially by it as of the date of the Merger Agreement (the “Covered Shares”) subject to certain exceptions, and (b) it will vote all of its Covered Shares (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) in favor of the approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes present for there to be a quorum or for the approval and adoption of the Merger Agreement on the date on which such meeting is held, (iii) against any action, proposal, transaction or agreement that would reasonably be expected to result in any condition set forth in the Merger Agreement not being satisfied prior to the termination of the Merger Agreement or a breach of any covenant, representation or warranty thereof, or any other obligation or agreement of it under the Support Agreement, (iv) against any acquisition proposal, including any Superior Proposal, (v) any action, proposal, transaction or agreement that would change in any manner the voting rights of any shares of the Issuer. The Supporting Stockholders also agreed to waive all appraisal rights under Section 262 of the DGCL with respect to the Covered Shares and not to commence or participate in (A) any class actions with respect to Parent, Merger Sub or the Issuer, or (B) certain other legal actions against Parent, Merger Sub or the Issuer in connection with the Transactions.

In addition, pursuant to the Support and Rollover Agreement, immediately prior to the Effective Time, the Supporting Stockholders will contribute to a direct or indirect parent company of Parent shares of Common Stock (the “Rollover Shares”) with an aggregate value (based on the Merger Consideration) of $70,000,00 (“Aggregate Rolled Value”) in exchange for equity interests in a direct or indirect parent company of Parent (the “CEO Rollover”). On or before October 31, 2024, the Supporting Stockholders may elect to increase (with the consent of Parent in its discretion) the Aggregate Rolled Value by up to an additional $30,000,000. As a result of the Merger, the Rollover Shares contributed to such parent company of Parent by the Supporting Stockholders will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

The foregoing summary of the Support and Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to the Support and Rollover Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Equity Commitment Letters and Debt Commitment Letter

Pursuant to the equity commitment letter, dated October 17, 2024 (the “SL Equity Commitment Letter”), Silver Lake Alpine II, L.P., an investment fund managed by SLG and its affiliates (the “Silver Lake Investor”), have committed to provide Parent, on the terms and subject to the conditions set forth in the SL Equity Commitment Letter, an aggregate equity commitment equal to $57,000,000, in the form of cash in immediately available U.S. funds to Parent (or a parent entity that directly or indirectly wholly owns Parent), to fund a portion of the payment of the Aggregate Merger Consideration and other amounts required to be paid under the Merger Agreement (the “SL Equity Financing”). Pursuant to the equity commitment letter, dated October 17, 2024 (the “GIC Equity Commitment Letter” and, together with the SL Equity Commitment Letter, the “Equity Commitment Letters”), Hux Investment Pte. Ltd. (the “GIC Investor”) has committed to provide Parent, on the terms and subject to the conditions set forth in the GIC Equity Commitment Letter, an aggregate equity commitment equal to $410,000,000, in the form of cash in immediately available U.S. funds to Parent (or a parent entity that directly or indirectly wholly owns Parent), to fund a portion of the payment of the Aggregate Merger Consideration and other amounts required to be paid under the Merger Agreement (the “GIC Equity Financing” and, together with the SL Equity Financing, the “Equity Financing”). In addition, pursuant to the debt commitment letter, dated October 17, 2024 (the “Debt Commitment Letter”), Barclays Bank PLC, Bank of Montreal, Royal Bank of Canada and Banco Santander, S.A., New York Branch have committed to provide Parent, on the terms and subject to the conditions set forth in the Debt Commitment Letter, certain debt financing equal to $850 million to fund a portion of the payment of the Aggregate Merger Consideration and other amounts required to be paid under the Merger Agreement (the “Debt Financing”, and together with the Equity Financing, collectively, the “Financing”).

The Financing, when funded in full in accordance with the Equity Commitment Letters and the Debt Commitment Letter, as applicable, together with cash on hand of the Issuer (assuming such cash is equal to the Minimum Cash Amount) and the Convertible Notes contributed to Parent or a direct or indirect parent company of Parent, will provide an aggregate amount that is sufficient to fund the payment of the Aggregate Merger Consideration, any repayment, repurchase or refinancing of debt contemplated by the Merger Agreement and any other amounts required to be paid by Parent, Merger Sub or the Surviving Corporation at or prior to the consummation of the transactions contemplated by the Merger Agreement and all related fees and expenses.

Limited Guarantees

Pursuant to the limited guarantee, dated October 17, 2024 (the “SL Guarantee”), the Silver Lake Investor have agreed to guarantee the payment obligations of Parent with respect to (a) the Parent Termination Fee, (b) the Regulatory Termination Fee (provided that the Silver Lake Investor’s maximum aggregate liability under this clause (b) will not exceed $13,409,000) and (c) certain reimbursement obligations and enforcement costs that may be owed by Parent (which reimbursement obligations and enforcement costs shall not exceed $2,650,000), in each case, pursuant to and in accordance with the terms and conditions of the Merger Agreement; provided that the Silver Lake Investor’s maximum aggregate liability under the SL Guarantee will not exceed $56,2330,000.

Pursuant to the limited guarantee, dated October 17, 2024 (the “GIC Guarantee”), the GIC Investor has agreed to guarantee the payment obligations of Parent with respect to (a) the Parent Termination Fee, (b) the Regulatory Termination Fee (provided that the GIC Investor’s maximum aggregate liability under this clause (b) will not exceed $11,891,000) and (c) certain reimbursement obligations and enforcement costs that may be owed by Parent (which reimbursement obligations and enforcement costs shall not exceed $2,350,000), in each case, pursuant to and in accordance with the terms and conditions of the Merger Agreement; provided that the GIC Investor’s maximum aggregate liability under the GIC Guarantee will not exceed $49,867,000.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own an aggregate of 27,500,000 shares of Class A Common Stock of the Issuer, which includes 20,000,000 shares of Class A Common Stock which would be received upon conversion of Convertible Notes held by SLA Zurich Holdings and 7,500,000 shares of Class A Common Stock which would be received upon exercise of the Warrants held by SLA Zurich Aggregator, representing in the aggregate approximately 15.9% of the issued and outstanding shares of Class A Common Stock of the Issuer, as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

As a result of the execution and delivery of the Support and Rollover Agreement by the Supporting Stockholders, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Supporting Stockholders. Based on information provided by the Supporting Stockholders to the Reporting Persons, as of the date hereof, the Supporting Stockholders beneficially own an aggregate of 9,912,781 shares of Class A Common Stock, representing approximately 6.40% of the outstanding shares of Class A Common Stock (based on 145,070,528 shares of Class A Common Stock outstanding as of October 16, 2024 based on information provided by the Issuer and 9,849,469 shares of Class A Common Stock issuable upon the conversion and/or exercise of shares of Class B Common Stock and certain options of the Issuer held by the Supporting Stockholders). The beneficial ownership of the Reporting Persons does not include any shares of Class A Common Stock which may be beneficially owned by the Supporting Stockholders and each of the Reporting Persons disclaims beneficial ownership over any such shares.

The Reporting Persons have been notified that the GIC Investor is not a beneficial owner of any shares of Class A Common Stock.

The percentages of beneficial ownership of the Reporting Persons in this Schedule 13D assume (i) the conversion by the Reporting Persons of $400,000,000 in aggregate principal amount of Convertible Notes into 20,000,000 shares of Class A Common Stock based on the current Conversion Rate and (ii) the exercise of Warrants into 7,500,000 shares of Class A Common Stock, and are based on approximately 145,070,528 shares of Class A Common Stock outstanding as of October 16, 2024 based on information provided by the Issuer. As further described in Item 6 of the Schedule 13D, pursuant to the Convertible Notes Indenture, the Issuer may elect to pay interest on the Convertible Notes in kind at a rate of 5.50% per annum, payable quarterly, and as a result, the number of shares of Class A Common Stock into which the Convertible Notes may be converted may increase over time.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) None of the Reporting Persons have effected any transaction in the Issuer’s Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information disclosed under Item 4 above is incorporated herein by reference.

Non-Employee Director Compensation

Directors affiliated with Silver Lake are entitled to earn director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of Silver Lake and/or certain of their affiliates or certain of the funds they manage. On March 24, 2022, Mr. Joseph Osnoss, a Managing Partner at SLG, was appointed as a member of the Board of the Issuer and was awarded 26,024 restricted stock units, which vest annually in three equal installments on each anniversary of the grant date, provided that Mr. Osnoss continues as a director through each such date. On June 27, 2023, Mr. Osnoss was awarded 16,218 restricted stock units, which are fully vested and converted into shares of Class A Common Stock. On June 27, 2024, Mr. Osnoss was awarded 19,230 restricted stock units, which vest on the earlier of (a) the date of the Issuer’s 2025 annual meeting of stockholders and (b) the date that is one year following the grant date, provided that Mr. Osnoss continues as a director through such date. These restricted stock unit awards will accelerate and vest as of the Effective Time pursuant to the terms of the Issuer’s non-employee director compensation program.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows

H. Agreement and Plan of Merger, dated October 17, 2024, by and among Zuora, Inc., Zodiac Purchaser, L.L.C. and Zodiac Acquisition Sub, Inc.

I. Voting, Support and Rollover Agreement, dated October 17, 2024, by and among Zuora, Inc., Zodiac Purchaser, L.L.C., Silver Lake Alpine II, L.P. and the Supporting Stockholders.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2024

SLA Zurich Holdings, L.P.
By:	SLA Zurich GP, L.L.C., its general partner

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SLA Zurich Aggregator, L.P.
By:	SL Alpine II Aggregator GP, L.L.C., its general partner
By:	Silver Lake Alpine Associates II, L.P., its managing member
By:	SLAA II (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA Zurich GP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SL Alpine II Aggregator GP, L.L.C.
By:	Silver Lake Alpine Associates II, L.P., its managing member
By:	SLAA II (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Alpine Associates II, L.P.
By:	SLAA II (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLAA II (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Egon Durban	c/o Silver Lake	Co-CEO and Managing Member of Silver
	2775 Sand Hill Road, Suite 100	Lake Group, L.L.C.
Menlo Park, California 94025

Kenneth Hao	c/o Silver Lake	Chairman and Managing Member of
	2775 Sand Hill Road, Suite 100	Silver Lake Group, L.L.C.
Menlo Park, California 94025

Gregory Mondre	c/o Silver Lake	Co-CEO and Managing Member of Silver
	55 Hudson Yards	Lake Group, L.L.C.
550 West 34th Street, 40th Floor
New York, NY 10001

Joseph Osnoss	c/o Silver Lake	Managing Partner and Managing Member of
	55 Hudson Yards	Silver Lake Group, L.L.C.
550 West 34th Street, 40th Floor
New York, NY 10001

None of the persons listed above beneficially owns any Class A Common Stock of the Issuer or has engaged in any transactions in Class A Common Stock in the previous 60 days, except that Mr. Osnoss beneficially owns 33,567 shares of Common Stock received upon vesting of an equal number of restricted stock units, as further described in Item 6 of the Schedule 13D. Mr. Osnoss also holds an aggregate of 27,905 unvested restricted stock units.